W I L L I A M S ♦ S C H I F I N O

WILLIAMS SCHIFINO MANGIONE & STEADY P.A.
ATTORNEYS AT LAW

September 8, 2006

Mark P. Shuman, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Serefex Corporation
Registration Statement on Form SB-2 filed July 31, 2006
Your File No.: 333-136174

Form 10-KSB for the year ended December 31, 2005
Your File No.: 0-24362

Dear Mr. Shuman:

    I am filing herewith Amendment No. 1 to the subject company’s Registration Statement responding to the staff’s letter of comment dated August 29, 2006. The following numbered responses correspond to the number comments contained in the comment letter. Please be advised as follows:

    1. It is the Company’s belief that Rule 415(1)(i) allows shelf registration for a resale registration. The Equity Line guidance from March 2001 clearly states that an issuer can use a resale registration statement (and it will not be an inappropriate use of a shelf) if three conditions are met: (i) the private placement is complete; (ii) it is on a form that the issuer is eligible to use for a primary offering; and (iii) the investor is named as underwriter. The Company does not believe that the Commission set forth additional conditions that must be met. Further, the Company believes that the Commission has approved registration statements and transactions that mirror the Company’s, which adhere to the March 2001 guidance. The Commission’s comment mentions the “nature” and “size” of the transaction. The Company believes that the nature of its transaction is exactly the type contemplated by the guidance. There is no statement in the March 2001 guidance that indicates any parameters on the size of the transaction or the number of shares being registered is appropriate. The Company entered into the transaction, as well as filed the current registration statement in good faith and in strict accordance with the guidance that was then prevailing. Accordingly, the Company believes that it would be appropriate in these circumstances for the Commission to refrain from applying any new positions that it may be developing.

Mark P. Shuman, Esq.
September 8, 2006
Page Two

    2. Revisions have been made on the cover page identifying Cornell Capital as an underwriter. Please be advised that Newbridge Securities was engaged by the Company for the sole purpose of reviewing the Standby Equity Distribution documents and advising the Company as to the fairness and merits of the transaction. Newbridge was not engaged to place the securities with Cornell Capital as an agreement with Cornell Capital had already been negotiated subject to Newbridge’s review. Therefore, Newbridge, although licensed as a broker-dealer, is not performing the functions of an underwriter. The text on page 27 has also been appropriately revised.

    3. An additional sentence has been added to the second paragraph on the cover page to respond to this comment.

    4. Cornell Capital does not exercise any investment discretion in connection with our request for an advance. Under an advance, we have the right to tell Cornell Capital when to buy securities from us and Cornell Capital has no right to decline to purchase the securities. The number of shares actually issued in connection with each advance is determined by a formula tied to the market price at the time we exercise the put. This structure is exactly the type contemplated by the Current Issues Outline Quarterly Update dated March 31, 2001 cited in the staff’s comment. Cornell Capital does not have the ability to make any investment decisions in connection with the purchase of the securities from us pursuant to a put. Examples of agreements that could give rise to an investment decision by the investor noted by the staff in the March 31, 2001 Update include an agreement that gives the investor the right to acquire additional shares and an agreement that permits the investor to decide when or at what price to purchase the shares. No agreements of these types are present in this transaction. Cornell’s decision as to when and how to resell the shares after we request an advance does not give it any ability to make investment decisions under the equity line agreement.

    5. An additional sentence has been added to the carryover paragraph on pages 13 and 14 responding to this comment.

    6-7. Two additional paragraphs have been included under Plan of Distribution on page 27 responding to these two comments and copies of the Lock-Up Agreements are being filed as exhibits to the Registration Statement.

    8. Exhibit 5.1 has been revised to respond to this comment.

    9. The additional undertaking has been included under Item 29.

    10. The principal accounting officer has been identified.

Mark P. Shuman, Esq.
September 8, 2006
Page Three

    11-13. The staff’s comments on the Form 10-KSB filed for the year ended December 31, 2005 have been noted and the following two paragraphs, in substantially the form presented will be included in the Company’s Form 10-KSB report to be filed for the year ending December 31, 2006. Such paragraphs will replace the form of narrative set forth in the Company’s Form 10-KSB Report for the year ended December 31, 2006, under “Controls and Procedures.”

“As of the end of the period covered by this report, December 31, 2006, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are adequate and effective as of the end of the period covered by this report. There have been no changes in our internal controls over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.”

            Yours truly,

            Williams Schifino Mangione & Steady, P.A.

            William J. Schifino, Sr., Esq.

WJS/mc
cc: Serefex Corporation